UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number: 001-42814

THE GROWHUB LIMITED
(Exact Name as Specified in its Charter)

1 Paya Lebar Link
#04-01 Paya Lebar Quarter 1
Singapore 408533
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X]          Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]          No   [X]

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Resignation of Officer

        On 31 July, 2026, Mr. Poh Chit Wen, Chief Financial Officer of The GrowHub Limited (the "Company"), tendered his resignation as Chief Financial Officer with an effective date to be set upon mutual agreement by and between the Company.

        Mr. Poh's resignation as Chief Financial Officer was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE GROWHUB LIMITED	By:	/s/ Chan Choon Yew Lester
	Name:	Chan Choon Yew Lester
Dated: 4 August, 2026	Title:	Chief Executive Officer